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212-838-1177
FAX – 212-838-9190

January 6, 2010

WRITER’S DIRECT LINE
(212) 838-8269

Ms. Peggy Fisher, Esq.
Assistant Director
Division of Corporate Finance
Mail Stop 3030
Securities and Exchange Commission
Washington. D.C. 20549

Re:	BioCurex, Inc. (f/k/a Whispering Oaks International, Inc.)
Amendment No. 8 to Registration Statement on Form S-1
Filed January 6, 2010
File No. 333-162345

Dear Ms. Fisher:

On behalf of BioCurex Inc. (the “Company”), we submit this response to your letter dated January 5, 2010. This letter is being filed electronically through the EDGAR system as an adjunct to Amendment No. 8 to the above-referenced Registration Statement.

Our responses are keyed to your comments in the order in which they appear in your letter of comments. In order to facilitate your review we have incorporated your comments in bold into this response letter.

Overview, page 3

1.	Your second sentence states that you have conducted clinical trials. The penultimate bullet on this page indicates that you have not yet commenced clinical trials. Please reconcile.

The sentence has been rewritten and now reads as follows: “We have developed and evaluated, using clinical blood samples, a blood test . . .” While the Company has not carried out clinical trials, it has conducted tests on blood samples obtained from hospital and clinical laboratories and cancer centers. It has also tested samples it obtained from Abbott and Inverness. In addition to page 3, a conforming change has been made to page 24.

January 6, 2010

Patents, page 43

2.

It is our understanding that you have assigned intellectual property to the holders of the convertible notes you issued in June 2007. If so, please disclose what intellectual property was assigned, the purpose of the assignment and the impact on your business, if any. Add any appropriate risk factors.

The Company granted the holders of its secured convertible notes (issued in 2007 and amended in 2009) a security interest in all of its assets, including its patents, as collateral for the repayment of these notes. It has not assigned any of its assets to these note holders or to anyone else. The Company is the sole owner of its patents, subject to the security interest granted to these note holders. (The Company acquired its patents by assignment from Dr. Moro, the inventor.) The Company has added additional disclosure to the third risk factor on page 8 and to the Patents section page 44, with respect to the security interest in the Company’s patents.

Executive Compensation, page 47

3.	Please update the disclosures required by Item 402 of Regulation S-K to include your most recent completed fiscal year – your fiscal year ended December 31, 2009.

The executive and director compensation sections (pp. 48 and 51) have been updated as per your comment.

Very truly yours,

Morse, Zelnick, Rose & Lander, LLP

By: /s/ Joel J. Goldschmidt
Joel J. Goldschmidt

cc: Mr. Geoffrey Kruczek, Esq. (703-813-6985)